July 12, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Australian Formulated Corporation

Form S-1/A

Filed June 12, 2017

File No. 333-216896

To the men and women of the SEC:

On behalf of Australian Formulated Corporation, Inc.., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff’s phone call addressed to Mr. Thomas Lashan, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on June 12, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Financial Statements

1. Please update all financial disclosures.

Company Response:

We have updated the financial statements in the Registration Statement and updated all relating disclosures. Please see “Summary of Financial Information,” “Dilution,” “Management’s Discussion and Analysis,” and page F10-F17.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 12, 2017

/s/ Thomas Lashan

Thomas Lashan

Chief Executive Officer